Exhibit 99.1

Glass House Brands Expands Retail Presence with New Farmacy Dispensary in Santa Ynez

-Farmacy Santa Ynez is in a prime location and in a single license market

-The store is Glass House’s 9th Dispensary, up from 3 at the beginning of 2022

LONG BEACH, CA and TORONTO, JANUARY 9, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the soft opening of its new Farmacy dispensary in Santa Ynez, California. The grand opening ribbon cutting ceremony is scheduled for Saturday, January 28 at 10:30am.

“With the opening of a new Farmacy location in Santa Ynez, we continue to demonstrate solid execution against our retail initiatives, key factors in our overall growth strategy,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House Brands. “Our dual approach of acquiring top- performing established dispensaries and optimizing new locations by productivity and market dynamics is driving strong returns for Glass House Brands and keeping us on track with our goal of being a leader in the California market.”

“ Our newest store in Santa Ynez is our second opening in less than one month, closely following the opening of our Isla Vista store (please see here). The store is situated in a high-traffic location within a single license market,” said Hilal Tabsh, Chief Revenue Officer. “This brings our total store count to nine, a three-fold increase since the beginning of 2022 through a combination of organic growth and acquisitions. We closed on the remaining 50% interest in The Pottery in July and completed the acquisition of three operating dispensaries from Natural Healing Centers (“NHC”) in September, including the flagship location in Grover Beach. We’ve now opened two Farmacy locations in the past month and expect to open another NHC dispensary in Turlock in Q1 2023.”

Located at 3576 Madera Street in Santa Ynez, California, the new Farmacy dispensary is in the primary business district just north of Mission Drive (Hwy 246), a few blocks from the Chumash Casino Resort Hotel. The store offers a convenient shopping environment, knowledgeable staff, and carefully curated selection of high-quality recreational and medicinal cannabis products, including premium flower, vaporizers, beverages, edibles and concentrates. Store hours are: 10:00am to 10:00pm, Monday to Sunday.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle D. Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company driving revenue growth that is accretive; the expected opening of another NHC dispensary in Turlock in Q1 2023. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward- looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com

Media Contact:

ICR, Inc.

Seth Grugle

T: 646-277-1272

E: GlassHouseBrandsPR@icrinc.com